Exhibit 12

Ball Corporation and Subsidiaries
Ratio of Earnings to Fixed Charges

($ in millions)	2008		2007		2006		2005		2004

Earnings before taxes	$452.8		$364.5		$446.9		$363.6		$445.9
Plus:
Interest expensed and capitalized	144.9		155.8		142.5		121.7		105.8
Interest expense within rent	27.8		28.3		27.7		25.6		24.8
Amortization of capitalized interest	4.8		3.1		2.9		2.9		1.8
Distributed income of equity investees	14.2		12.9		6.0		11.6		8.4
Less:
Interest capitalized	(7.2)		(6.4)		(8.1)		(5.3)		(2.1)

Adjusted earnings	$637.3		$558.2		$634.1		$520.1		$584.6

Fixed charges (a)	172.7		184.1		170.2		147.3		130.6

Ratio of earnings to fixed charges	3.7	x	3.0	x	3.6	x	3.5	x	4.5	x

(a)	Fixed charges include interest expensed and capitalized as well as interest expense within rent.